SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 30, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 30, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

November 30, 2006
IVANHOE MINES SHAREHOLDERS OVERWHELMINGLY APPROVE
STRATEGIC PARTNERSHIP TERMS WITH RIO TINTO
TO DEVELOP OYU TOLGOI MINING COMPLEX IN MONGOLIA
VANCOUVER, CANADA — Robert Friedland, founder and Chairman of Ivanhoe Mines, and John Macken, Ivanhoe’s President and CEO, announced that shareholders of Ivanhoe Mines today voted overwhelmingly in favour of approval of provisions of the formation of a strategic partnership with Rio Tinto to develop the Oyu Tolgoi copper-gold project in Mongolia’s South Gobi region.
Shareholders participating in the vote at a special meeting held in Vancouver today voted 99.9% in favour of the right of Rio Tinto to exercise the warrants granted to it under terms of the agreement between Ivanhoe (IVN: TSX, NYSE & NASDAQ) and Rio Tinto (RTP: NYSE; RIO: LSX, ASX) that were announced on October 18, 2006.
“The vote is a gratifying affirmation of support by our shareholders for this significant step in the development of Oyu Tolgoi into a world-scale mine that will produce long-lasting benefits for Mongolians and Ivanhoe’s shareholders,” Mr. Macken said.
Rio Tinto has made an initial investment in the equity of Ivanhoe Mines of approximately US$303 million, an amount that can increase, under defined conditions, to up to approximately US$1.5 billion. Terms of the strategic partnership agreement can be found in Ivanhoe’s October 18, 2006, news release.
Rio Tinto is joining Ivanhoe in current talks with the Mongolian Government and its appointed Working Group for a long-term Investment Agreement that will confirm, among other things, a tax, legal and fiscal framework for the development of the Oyu Tolgoi project.
Rio Tinto and Ivanhoe have established a Technical Committee to manage all aspects of the engineering, construction, development and operation of the Oyu Tolgoi complex. The Technical Committee is chaired by Mr. Macken.
More information about Ivanhoe Mines, its mining interests and exploration projects is available at www.ivanhoemines.com.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning Rio Tinto’s additional investments in Ivanhoe, receipt of a long-term investment agreement and the development of the Oyu Tolgoi Project. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.